ASX RELEASE | May 13, 2020 | ASX:PLL; NASDAQ:PLL

PIEDMONT COMPLETES ADDITIONAL TESTWORK TO PRODUCE HIGH GRADE SPODUMENE AND BYPRODUCT CONCENTRATES
•	120 kg of Dense Medium Separation (“DMS”) and flotation concentrates prepared for LiOH testwork
•	Byproduct quartz samples have received positive initial feedback from key potential customers
o	Quartz samples meet solar glass customer specifications – additional samples requested
o	Additional potential clients will receive byproduct quartz, feldspar and mica samples in Q2
•	Chemical plant Pre-Feasibility Study and updated integrated Scoping Study expected in May 2020
•	Lithium hydroxide bench scale testwork nearing conclusion with results expected in Q2 2020

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has produced 120 kg of spodumene concentrate from core samples collected from the Company’s Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) .  These samples have now been used in the bench-scale lithium hydroxide testwork program nearing completion at SGS laboratories in Lakefield, Ontario.  Concentrate qualities and recoveries were consistent with earlier testwork programs.
Table 1: Results of Combined DMS + Locked Cycle Flotation Testwork Results
Product	Li2O (%)	Fe2O3 (%)	Recovery (%)
Spodumene Concentrate	6.21	0.87	82.4
We are also pleased to announce production of additional larger-scale samples of quartz and feldspar concentrates as part of this testwork.  Quartz samples prepared in SGS laboratories were delivered to potential solar glass customers and met customer quality expectations.
Confidential customer discussions are ongoing through the Company’s marketing partnership with Ion Carbon, a division of AMCI.  Samples of quartz and feldspar concentrates will be delivered to other potential clients in the coming weeks.  Mica samples will be produced in the coming weeks.
The updated spodumene concentrate and byproduct results will be used to support the Company’s study updates which will be announced later this month.
Table 2: Average of Results of Six Locked Cycle Byproduct Tests
	Li2O	SiO2	Al2O3	K2O	Na2O	CaO	MgO	MnO	P2O5	Fe2O3
Quartz Concentrate	0.02	99.0	0.32	0.04	0.11	0.01	0.01	0.01	0.01	0.01
Feldspar Concentrate	0.12	68.0	19.35	2.45	9.30	0.17	0.04	0.01	0.15	0.05
Keith D. Phillips, President and Chief Executive Officer, commented: “Our lithium hydroxide testwork program continues at SGS, and is based on the high-quality, low impurity spodumene concentrate prepared from a 1.75 tonne representative ore sample from Piedmont’s Core property.  Byproduct testwork is also continuing, and after positive initial customer feedback we have received from prospective quartz customers, we are beginning to evaluate the opportunity to expand our planned byproduct production, potentially further lowering our spodumene concentrate costs.”
For further information, contact:
Keith D. Phillips	Timothy McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

Bench-Scale Lithium Hydroxide Testwork Sample Preparation
To support lithium conversion testwork, Piedmont composited approximately 1.75 tonnes of pegmatite from drill core.  This composite was collected from early, middle and late years of the deposit and resulted in a head grade of 1.25% Li2O and 0.38% Fe2O3.  Spodumene concentrate was produced using the flowsheet in Figure 1.
Table 3: Results of Dense Medium Separation Test Results
Operation	Product	Wt (%)	Assay (%)		Distribution (%)
			Li2O	Fe2O3	Li2O	Fe2O3
Final DMS Concentrate	Combined Concentrate	7.5	6.30	0.93	38.9	15.6
	Combined Tails	43.0	0.23	0.25	8.1	23.8
	Flotation Feed	49.5	1.30	0.55	53.0	60.7
The combined DMS concentrate was on-spec at >6.0% Li2O and <1.0% Fe2O3 and recovered just under 40% of the total lithium in the composite. Lithium losses to the DMS tailings were 8% (in 43% of the initial mass), with the remaining 53% of the lithium reporting to the flotation feed.  The flotation feed was created by combining the middlings of the re-crush DMS operation with the combined -1 mm fraction.  The lithium grade of the flotation feed (1.30% Li2O) was similar to the head grade of the composite.
A subsample of the flotation feed was stage-ground to 100% passing 300 µm and split into charges for batch and locked-cycle flotation testwork. The goal of these tests was to optimize the spodumene flotation flowsheet, test the impact of certain operating parameters and produce concentrate for conversion testwork.
Generally strong flotation performance was observed in the batch spodumene flotation tests. The key conclusions from the testwork were:
•	Of the five spodumene collectors tested, the best spodumene flotation performance was achieved using a collector blend (FA-2 / TP-A100) in the developed flowsheet.
•	The addition of a mica flotation stage prior to spodumene flotation was generally found to be favorable to the metallurgical response. This aspect of design will be further examined during the DFS.
•	The use of site water in place of water sourced at SGS Lakefield showed improvement in flotation performance under the conditions tested.
Excellent results were obtained in a locked-cycle test (“LCT”) using the optimized spodumene flotation flowsheet developed during the batch flotation testwork. The LCT spodumene 2nd cleaner concentrate graded 6.13% Li2O and 0.83% Fe2O3, while recovering 82.1% of the lithium in the flotation feed.
Table 4 presents the metallurgical properties of the mathematically combined DMS + LCT spodumene concentrate, which provide a projection of the expected metallurgical performance of the developed DMS + flotation process flowsheet. As a result of strong lithium beneficiation performance in both DMS and flotation processes, the combined concentrate met the project targets with >6% Li2O and <1% Fe2O3 grade and lithium recovery in excess of >80% (based on the lithium in the composite feed).
Table 4: Results of Combined DMS + Locked Cycle Testwork Results (Composite Sample)
Product	Wt (%)	Assay (%)		Distribution (%)
		Li2O	Fe2O3	Li2O	Fe2O3
DMS Concentrate	7.5	6.30	0.93	38.9	13.8
Flotation Concentrate	8.6	6.13	0.83	43.5	14.2
Combined Concentrate	16.1	6.21	0.87	82.4	28.0
Overall, the testwork program produced 122 kg of spodumene concentrate including 105 kg of DMS product and 17 kg of flotation product.  This concentrate is now being progressed through a lithium hydroxide testwork program at SGS labs with results expected in June 2020.

Low Iron Comp
-6.3 / +1 mm
DMS Tailings
(-SG 2.65)
DMS 1st Pass
SG 2.65
DMS Middlings
(-SG 2.95 / +SG 2.65)
DMS 2nd Pass
SG 2.95
DMS Middlings
-3.3 mm
DMS Concentrate
(+SG 2.95)
Stage-Crush
to -3.3 mm
3.3 mm Screen
Recrushed Midds
DMS Tailings
(-SG 2.65)
Recrushed Middlings
Fines
1 mm Screen
Recrushed Midds DMS
Middlings
(-SG 2.95 / +SG 2.65)
Recrushed
Midds
DMS 1st Pass
SG 2.65
Recrushed
Midds
DMS 2nd Pass
SG 2.95
Recrushed Midds
DMS Concentrate
(+SG 2.95)

48 Mesh Screen
High Density Scrubbing
De-Sliming Cyclone
Mag Sep at 5,000 and 10,000 Gauss
Mag
Mids
Non-Mag
Mica Conditioning
Mica Rougher
Mica Scavenger
Mica Cleaner
De-watering Cyclone
De-Sliming Cyclone
High Density Scrubbing
High Density Conditioning
Spod. Rougher
Spod. Rougher Scav
Spod. 1st Cleaner
Spod. 2nd Cleaner
Spod. 3rd Cleaner
1
2
3
4
5
6
7
8
9
10
11

| Product Legend | |
|---|---|
| 1 | Crushed Feed |
| 2 | Slimes 1 |
| 3 | Mag Conc |
| 4 | Mica Conc |
| 5 | Slimes 2 |
| 6 | Li Ro Scav Tails |
| 7 | Li Ro Scav Conc |
| 8 | Li 1st Cl Tails |
| 9 | Li 2nd Cl Tails |
| 10 | Li 3rd Cl Tails |
| 11 | Li Final Conc |

Figure 1 – DMS and Locked-Cycle Spodumene Flotation Testwork Flowsheets
Site Water Flotation Tests
Bench scale tests were performed to investigate and optimize collector selection, including tests undertaken with groundwater samples collected at Piedmont and shipped to SGS.  Bench-scale tests including mica pre-flotation using a collector blend (FA/2-TPA 100) with process water collected from the Piedmont site provided the best performance.

6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
Li2O Grade %
75.0
77.0
79.0
81.0
83.0
85.0
87.0
89.0
91.0
93.0
95.0
Li Recovery %
F1: No Mica Preflot, VO500 Collector
F2: Mica Preflot, VO500 Collector
F3: Mica Preflot, FA/2-TPA100 Collector
F8: Based on F3, but with Site Water
F9: Based on F1, but with Site Water

Figure 2 – Comparative Flotation Testwork Results Using Process Water from Piedmont Site

Byproduct Metallurgy
The production of bulk quartz and feldspar concentrates as byproducts from the spodumene locked-cycle flotation tailings was investigated.  Six (6) individual batch tests were conducted with the quartz and feldspar concentrates being composited.  The flowsheet used for byproduct flotation is presented in Figure 3. The results of these tests are provided in Table 5.
Table 5: Average Composite Results of Six Locked Cycle Byproduct Tests
	Li2O	SiO2	Al2O3	K2O	Na2O	CaO	MgO	MnO	P2O5	Fe2O3
Quartz Concentrate	0.02	99.0	0.32	0.04	0.11	0.01	0.01	0.01	0.01	0.01
Feldspar Concentrate	0.12	68.0	19.35	2.45	9.30	0.17	0.04	0.01	0.15	0.05

1
Mag Sep at
20,000 Gauss
Mag
Mids
Non-
Mag
2
High Density
Scrubbing
(with $H_2SO_4$)
3
Desliming
Conditioning
Bulk Feldspar
Ro
Conditioning
Bulk Feldspar
Scav 1
Conditioning
Bulk Feldspar
Scav 2
Conditioning
Bulk Feldspar
Scav 3
Mag
Mids
Non-
Mag
4
5
Bulk Feldspar
1st Cl
6
Bulk Feldspar
2nd Cl
7
Bulk Feldspar
3rd Cl
8
Bulk Feldspar
4th Cl
9
Mag
Mids
Non-
Mag
10
11

| Product Legend | |
|---|---|
| 1 | Mica or Spod Scav Tail |
| 2 | Mags Conc |
| 3 | Slimes |
| 4 | Bulk Feld Scav Tails Mags |
| 5 | Bulk Feld Scav Tails Non-Mags |
| 6 | Bulk Feld 1st Cl Tail |
| 7 | Bulk Feld 2nd Cl Tail |
| 8 | Bulk Feld 3rd Cl Tail |
| 9 | Bulk Feld 4th Cl Tail |
| 10 | Bulk Feld 4th Cl Conc Mags |
| 11 | Bulk Feld 4th Cl Conc Non-Mags |

Figure 3 – SGS Byproduct Quartz and Feldspar Flotation Testwork Flowsheet
Quartz concentrate results met prospective customer specifications provided to Piedmont by Ion Carbon, Piedmont’s partner for marketing and sales of quartz, feldspar, and mica products.  Samples sent to a confidential client were positively received.  Larger follow up samples with optimized particle size distribution are planned.
Next Steps
The following next steps have been identified based on these results and dialog with byproduct customers including:
•	Complete a trade-off study of mica pre-flotation to enhance spodumene concentrate grade and recovery during the definitive feasibility study.
•	Investigate additional byproduct potential via reprocessing of DMS float product for additional quartz and feldspar potential.
•	Produce optimized particle size distribution samples of quartz concentrate to confidential key client accounts.

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O.  The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results and Sampling Techniques is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this announcement that relates to Metallurgical Testwork Results is based on, and fairly represents, information compiled or reviewed by Dr. Jarrett Quinn, a Competent Person who is a Registered Member of Ordre des Ingénieurs du Québec’, a ‘Recognized Professional Organization’ (RPO). Dr. Quinn is consultant to Primero Group. Dr. Quinn has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Dr. Quinn consents to the inclusion in the report of the matters based on information in the form and context in which it appears.
The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcements dated June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.
This announcement has been authorised for release by the Company’s CEO, Mr. Keith Phillips

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria
Section 1 Sampling Techniques and Data
Criteria	JORC Code explanation	Commentary
Sampling techniques
>Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.
>Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
>Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases, more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

Metallurgical Samples:  Spodumene and byproduct concentrate testwork was completed on a composited sample of Piedmont ore.  The sample was a composite of ½ NQ core selected from mineralized zones from the Phase 2 and Phase 3 drill programs.  Drill core samples were divided, based on lithology, into two parts samples; one consisting of pegmatite, and the other consisting of amphibolite or ‘waste’ which is not included in the Company’s Mineral Resources.  A composite sample was produced using the mineralized pegmatite.  The mass of the composite sample was approximately 1750 kg.
Specifically, the composite sample consisted of selected mineralized zones from holes 18-BD-137, 18-BD-138, 18-BD-140, 18-BD-142 through 18-BD-156 inclusive, 18-BD-159 through 18-BD-164 inclusive, 18-BD-166, 18-BD-167, 18-BD-168, 18-BD-170 through 18-BD-187 inclusive, 18-BD-190, 18-BD-192, 18-BD-193, 18-BD-195 through 18-BD-208 inclusive, 18-BD-210 through 18-BD-213 inclusive, 18-BD-215 through 18-BD-221 inclusive, 18-BD-223 through 18-BD-226 inclusive, 18-BD-228 through 18-BD-231 inclusive, 18-BD-235, 18-BD-236, 18-BD-237, 18-BD-239, 18-BD-240, 18-BD-240, 18-BD-242 through 18-BD-246 inclusive.
All samples were shipped to SGS laboratories in Lakefield, Ontario.
The composite sample has a head grade of 1.25% Li2O and 0.38% Fe2O3.  Head grades have a reporting accuracy of ±0.1%.

Drilling techniques
>Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.
Oriented core was collected on all drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery
>Method of recording and assessing core and chip sample recoveries and results assessed.
>Measures taken to maximise sample recovery and ensure representative nature of the samples.
>Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:
1.Re-aligning the broken core in its original position as closely as possible.
2.The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimeter.
3.The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.
4.The core was photographed again immediately before sampling with the sample numbers visible.
Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging
>Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
>Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.
>The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.
Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.
The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.
All the core from the holes utilized in sample preparation was logged.

Sub-sampling techniques and sample preparation
>If core, whether cut or sawn and whether quarter, half or all core taken.
>If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
>For all sample types, the nature, quality and appropriateness of the sample preparation technique.
>Quality control procedures adopted for all sub-
>

Metallurgical Samples: Samples were composites of sawn ½ NQ core from select mineralized and non-mineralized zones from the Phase 3 drill program.
Metallurgical tests reported in this release were conducted on subsamples of the composite sample.  The composite sample had a head grade of 1.25% Li2O and 0.38% Fe2O3.  Head grades have a reporting accuracy of ±0.1%.
The mass of the composite sample was approximately 1750 kg.

Criteria	JORC Code explanation	Commentary

>sampling stages to maximise representivity of samples.
>Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
>Whether sample sizes are appropriate to the grain size of the material being sampled.

All samples were shipped to and prepared at SGS laboratories in Lakefield, Ontario.
Composite samples were prepared with mineralized core intercepts.  Non-mineralized (waste rock) was not included in the sample.

Quality of assay data and laboratory tests
>The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
>For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
>Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

The focus of the pre-feasibility level testwork program undertaken by SGS was to prepare spodumene concentrate from Dense Medium Separation (DMS) and Locked Cycle Flotation Tests (LCT) to support a bench-scale lithium hydroxide conversion testwork program.  Byproduct investigation of quartz and feldspar concentrates was a secondary purpose of the testwork program.
SGS completed a series of Heavy Liquids Separation (HLS) tests on a 10kg subsample of the Composite Sample to determine a target Specific Gravity (SG) for the DMS tests. Densities tested in the HLS testwork included 2.50, 2.60, 2.65, 2.70, 2.80, 2.90, 2.95, and 3.0.
Based on HLS testwork results, it was determined that the composite sample would be subjected to the following procedure:
-Samples crushed to a -6.35mm topsize
-Wet screening of samples to separate -1.0mm fines
-Processing in SGS labs dense medium cyclone pilot plant
-Primary stage DMS operated at 2.65 SG
-Secondary stage DMS operated at 2.95 SG
-Primary stage float material for both coarse and fine DMS was assayed and reported as rejects.
-Secondary stage sink material for both coarse and fine DMS was assayed and reported as concentrate.
-Secondary stage float material was collected as middlings and recrushed to -3.3mm.  The -1.0mm material was then screened from this fraction.  The remaining 3.3mm x 1.0mm middlings material was subjected to HLS on 2.50, 2.60, 2.65, 2.70, 2.80, 2.85, 2.90, and 2.95 SG.
-Processing of the middlings material in the SGS labs dense medium cyclone pilot plant.  The sink 2.95 material was assayed and combined with the secondary stage sink material and reported as concentrate.
-The concentrate products were passed through magnetic separation and the non-magnetic coarse secondary product, non-magnetic fine secondary product, and the non-magnetic re-crush HLS sink 2.95 material were reported as a final concentrate product.
Chemical Analysis
The following assays were conducted on the various sample streams:
Li2O, Fe2O3, SiO2, Al2O3, MgO, CaO, Na2O, K2O, MnO, P2O5
Locked-Cycle Flotation Testwork
-1.0mm material and secondary stage fine DMS float material from the test procedure above from the composite samples were collected and subjected to locked-cycle flotation testing.  A total of 150kg of material was submitted to flotation testing.
Sample preparation for the composite LCT tests included:

-Multi-stage grinding to about P100 of 300 microns
-3 minutes of high density scrubbing
-Desliming
-10 minutes of high density scrubbing
-Desliming

Multiple batch tests were performed using 2kg or 4kg flotation feed charges to test various operational parameters and collectors in a Denver D12 flotation machine.  Reagents tests in batch tests included:

Criteria	JORC Code explanation	Commentary
>

In each of the flotation optimization tests the collector dosing rates were maintained at 450 g/t.  Tests using FA-2 / TP-A100 mix collector at a dosing rate of 450 g/t resulted in best performance.  The bulk LCT tests were conducted using this collector and dosing rate.

Lithium assays were performed in accordance with analyses code was GE ICP91A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 50,000 (5%) ppm respectively.

SiO2, Al2O3, MgO, Na2O, K2O, CaO, P2O5, and Fe2O3 assays were performed in accordance with analyses code GO/GC/GT_XR which includes formation of a homogeneous glass disk by lithium tetraborate / lithium metaborate fusion.  Prepared disks are analyzed by wavelength dispersion X-ray fluorescence (XRF).  The lower reporting limit for the oxides listed is 0.01%.

Verification of sampling and assaying
>The verification of significant intersections by either independent or alternative company personnel.
>The use of twinned holes.
>Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
>Discuss any adjustment to assay data.

Metallurgical Sample:  Representatives of Piedmont Lithium and multiple representatives of Primero Group have inspected the testwork.
Dr. Massoud Aghamirian of SGS directed the testwork program.  Dr. Jarrett Quinn of Primero Group reviewed the testwork and provided feedback during the course of the program.
No adjustments or calibrations were made to the primary analytical data reported for metallurgical testwork results for the purpose of reporting assay grades or mineralized intervals.

Location of data points
>Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
>Specification of the grid system used.
>Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.
All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.
Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters (50 feet) and recorded depth, azimuth, and inclination.

Data spacing and distribution
>Data spacing for reporting of Exploration Results.
>Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
>Whether sample compositing has been applied.
N/A
Orientation of data in relation to geological structure
>Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
>If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.
N/A
Sample security	>The measures taken to ensure sample security.
Drill core samples were shipped directly from the core shack by the project geologist in sealed drums or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each drum was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Criteria	JORC Code explanation	Commentary
	>	Metallurgical samples – all metallurgical samples were transported to SGS laboratories in Lakefield, Ontario.
Audits or reviews	>The results of any audits or reviews of sampling techniques and data.
Metallurgical Sample:  Representatives of Piedmont Lithium and multiple representatives of Primero Group have inspected the testwork.
Dr. Massoud Aghamirian of SGS directed the testwork program.  Dr. Jarrett Quinn of Primero Group reviewed the testwork and provided feedback during the course of or the program.

Section 2 Reporting of Exploration Results
Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.
>The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 2,130 acres of surface property and the associated mineral rights from the local landowners.
There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	>Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	>Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information
>A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
>easting and northing of the drill hole collar
>elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar
>dip and azimuth of the hole
>down hole length and interception depth
>hole length.
>If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
N/A

Criteria	JORC Code explanation	Commentary
Data aggregation methods
>In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
>Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
>The assumptions used for any reporting of metal equivalent values should be clearly stated.

Metallurgical Samples:  Spodumene and byproduct concentrate testwork was completed on a composited sample of Piedmont ore.  The sample was a composite of ½ NQ core selected from mineralized zones from the Phase 2 and Phase 3 drill programs.  Drill core samples were divided, based on lithology, into two parts samples; one consisting of pegmatite, and the other consisting of amphibolite or ‘waste’ which is not included in the Company’s Mineral Resources.  A composite sample was produced using the mineralized pegmatite.  The mass of the composite sample was approximately 1750kg.
Specifically, the composite sample consisted of selected mineralized zones from holes 18-BD-137, 18-BD-138, 18-BD-140, 18-BD-142 through 18-BD-156 inclusive, 18-BD-159 through 18-BD-164 inclusive, 18-BD-166, 18-BD-167, 18-BD-168, 18-BD-170 through 18-BD-187 inclusive, 18-BD-190, 18-BD-192, 18-BD-193, 18-BD-195 through 18-BD-208 inclusive, 18-BD-210 through 18-BD-213 inclusive, 18-BD-215 through 18-BD-221 inclusive, 18-BD-223 through 18-BD-226 inclusive, 18-BD-228 through 18-BD-231 inclusive, 18-BD-235, 18-BD-236, 18-BD-237, 18-BD-239, 18-BD-240, 18-BD-240, 18-BD-242 through 18-BD-246 inclusive.
All samples were shipped to SGS laboratories in Lakefield, Ontario.
The composite sample has a head grade of 1.25% Li2O and 0.38% Fe2O3.  Head grades have a reporting accuracy of ±0.1%.

Relationship between mineralisation widths and intercept lengths
>These relationships are particularly important in the reporting of Exploration Results.
>If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
>If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).
N/A
Diagrams
>Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.

Lithium beneficiation performance was observed in a heavy liquid separation (“HLS”) test on a subsample of the -6.3 / +1 mm fraction of the composite.  Bulk dense medium separation (“DMS”) was completed for this fraction.  DMS 2nd pass sinks product (concentrate) was on-spec, grading 6.32% Li2O and 0.89% Fe2O3 with 35% lithium recovery.  The DMS 1st pass floats (tailings) graded 0.22% Li2O with lithium losses of only 7%.
To maximize lithium recovery from the DMS operation, the DMS middlings were stage- crushed to 100% passing 3.3 mm to liberate additional spodumene and re-passed through the DMS in two passes.  The results show that this additional DMS operation was successful in increasing lithium recovery to the DMS concentrate by 4%. An additional 1% of the feed lithium was lost to the DMS tailings.

Balanced reporting
>Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All of the relevant data for the Metallurgical Results available at this time has been provided in this report.

Criteria	JORC Code explanation	Commentary
Other substantive exploration data
>Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.
N/A
Further work
>The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
>Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

Bench scale lithium hydroxide testwork using concentrate produced from the testwork results included in this announcement.
Additional investigation of byproducts which could be produced from DMS float 2.65 SG gangue material.